FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending January 4, 2005

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: January 4, 2005                                           By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

                            Directors' Interests

I give below details of changes in the directors' interests in the Ordinary Shares and American Depository Shares (ADSs) of GlaxoSmithKline plc.

On 31 December 2004, the following non-executive Directors were provisionally allocated the following awards over Ordinary Shares and ADSs in the Company under the share allocation arrangements for non-executive Directors for the period of service from 1 October to 31 December 2004, as listed below.

  Non Executive Director        Ordinary Shares        American Depository
                                                           Shares (ADS)
  Sir Christopher Hogg             4,568.74
  Sir Christopher Gent             1,227.50
  Mr Lawrence Culp                                           574.66
  Mr Crispin Davis                 1,227.50
  Sir Peter Job                    1,227.50
  Sir Deryck Maughan                                         574.66
  Sir Ian Prosser                    920.62
  Dr Ronaldo Schmitz                 736.50
  Dr Lucy Shapiro                                            143.66
  Sir Robert Wilson                  409.17

The Company and the directors were informed of these allocations on 4 January 2005.

S M Bicknell
Company Secretary
4 January 2005

                           Directors' Interests

I give below details of changes in the directors' interests in the Ordinary Shares and American Depository Shares (ADSs) of GlaxoSmithKline plc.

On 31 December 2004, the following Non-Executive Directors were provisionally allocated the following awards over Ordinary Shares and American Depository Shares (ADS's) in the Company through the Annual Re-investment of Dividends paid throughout 2004, as listed below:

SmithKline Beecham Non-Executive Directors Retainer Fee and Share Allocation Award - Annual Dividend Reinvestment

Non-Executive Director   No. of     Average Price   No. of ADS's   Average Price
                         Ordinary    ((pound))                         ($)
                         Shares
Sir Christopher Hogg       34.848      12.22
Sir Ian Prosser            34.848      12.22
Dr Lucy Shapiro            56.623      12.22          16.007          47.41


GlaxoSmithKline Non-Executive Directors Automatic Share Award and Elected Share Award - Annual Dividend Reinvestment

Non-Executive Director   No. of     Average Price   No. of ADS's   Average Price
                         Ordinary    ((pound))                         ($)
                         Shares
Sir Christopher Hogg     1,033.638     12.22
Sir Christopher Gent     3.562         12.22
Mr Lawrence Culp                                       44.205         47.41
Mr Crispin Davis         103.034       12.22
Sir Peter Job            451.575       12.22
Sir Ian Prosser          294.489       12.22
Dr Ronaldo Schmitz       278.007       12.22
Dr Lucy Shapiro                                        28.731         47.41
Sir Robert Wilson        10.775           12.22

The Company and the directors were informed of these allocations on 4 January 2005.


S M Bicknell
Company Secretary
4 January 2005

                            Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

23 December 2004     Abacus  (GSK)  Trustees  Limited,  as trustee of the
                     GlaxoSmithKline Employee Trust, ("the GSK Trust"), transferred 10,620 Ordinary Shares in the Company to participants in the SmithKline Beecham Employee
                     Share Option Plan 1991.


The Company was advised of these transactions on 24 December 2004.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Three of the Company's directors, Dr J-P Garnier, Dr T Yamada and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell,
Company Secretary

04 January 2005

                         Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc:

            The Administrators of the GlaxoSmithKline US Retirement Savings Plan ("the Plan") notified GlaxoSmithKline plc on 03 January 2005, that as a result of a movement in the fund on 31 December 2004, the number of Ordinary Share ADRs held by the fund had changed from 18,699,989 to 18,630,305 at an average price of $46.55


The Plan is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J P Garnier and Dr T Yamada are therefore potentially interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

04 January 2005